American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

Via EDGAR and Fed-Ex

July 30, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jennifer Monick, Staff Accountant
Mark Rakip, Staff Accountant

Re:    American Assets Trust, Inc.
Form 10-K
Filed February 20, 2015
File No 1-35030

Dear Ms. Monick and Mr. Rakip:

The purpose of this letter is to respond to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by email on July 23, 2015, with respect to the American Assets Trust, Inc. (the “Company”) Form 10-K filed February 20, 2015 (the “2014 Form 10-K”). For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the 2014 Form 10-K, except as otherwise noted below.

General

1. We note your response to prior comment one. It does not appear that you qualify for combined periodic reporting given you do not appear to own substantially all of the ownership of the American Assets Trust, L.P. Please separately file the required periodic reports for the REIT and OP or advise.

Response: The Company respectfully advises the Staff that it will formally be requesting a waiver from the Staff of the Office of Chief Accountant of the Division of Corporation Finance to permit American Assets Trust, Inc. (the “REIT”) and American Assets Trust, L.P. (the “OP”) to be able to make combined filings of periodic reports beginning with the 2014 Form 10-K for the REIT’s and the OP’s fiscal year ended December 31, 2014 and for all subsequent periods.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact the undersigned at (858) 350-2607.

Sincerely,
/s/ Robert F. Barton
Robert F. Barton
Executive Vice President and Chief Financial Officer